SEC FILE NUMBER
000-32883

CUSIP NUMBER
98235T107
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Getty Realty Corp.

Full Name of Registrant
Former Name if Applicable

125 Jericho Turnpike, Suite 103
Address of Principal Executive Office (Street and Number)

Jericho, New Your 11753
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Although management of Getty Realty Corp. (the “Company”) has been working diligently to complete all of the required information for its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, (the “Form 10-Q”), the Company was unable, without unreasonable effort or expense, to complete the financial statements and related disclosures to be included in the Form 10-Q on or before 5:30pm on May 10, 2011, due to unanticipated delays experienced in the preparation of the Form 10-Q.  These delays were primarily a result of additional efforts required to prepare analysis and supporting documentation due to the acquisitions completed by the Company during the quarter.

The Company expects that it will be able to complete the work described above in time for the Company to file its Form 10-Q for the quarterly period ended March 31, 2011 within the five-day extension provided by Rule 12b-25.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Thomas J. Stirnweis	516	478-5403
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Getty Realty Corp.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2011	By	/s/ Thomas J. Stirnweis

Thomas J. Stirnweis
Vice President, Treasurer and Chief Financial Officer
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).